Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS TO PRESENT ADDITIONAL DATA FROM INTERIM ANALYSIS OF TREK-DX PHASE 2 STUDY OF EBLASAKIMAB IN DUPILUMAB-EXPERIENCED ATOPIC DERMATITIS PATIENTS DURING VIRTUAL KOL EVENT

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New positive data from an additional analysis of dupilumab-experienced patients treated with eblasakimab 400mg, weekly over 16 weeks further support the recent finding that some AD patients may respond to eblasakimab even after having an inadequate response to dupilumab
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Data to be presented in a KOL event to be held Tuesday, May 7, 2024 at 8:00 am ET, register here

San Mateo, California, and Singapore, May 7, 2024 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, will today host a virtual KOL event, during which Company management will present new data from the interim analysis of the Phase 2 TREK-DX study of eblasakimab in dupilumab-experienced atopic dermatitis (AD) patients. The KOL event, “Treatment Options for Atopic Dermatitis Patients with an Inadequate Response to Dupilumab: Exploring the Potential of Eblasakimab in this Sizable New Market”, will begin at 8:00 am ET and participants may register here.

“The numbers we have reported from the interim analysis of the TREK-DX study are unprecedented in previous biologics studies in atopic dermatitis (AD) and the new data continue to support our original conclusions announced in April. We’re delighted to observe patient-reported outcomes, such as itch score, correlate strongly to the investigator-assessed outcomes we previously reported, including the vIGA and EASI scores,” said Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals. “Based on these data and the data we previously reported from the interim analysis of the TREK-DX study, we are establishing a greater understanding of how patients who did not respond to dupilumab may respond to eblasakimab, and, additionally, how eblasakimab may be effective in those AD patients who have a very limited number of safe and long-term alternatives.”

In April, ASLAN announced positive interim data from 22 patients enrolled in the TREK-DX study. The primary endpoint, which is the percent change in Eczema Area Severity Index (EASI) score from baseline to Week 16, was statistically significant when compared to placebo (p=0.0059), even though the interim analysis was not powered for statistical significance due to the sample size. 60.0% of dupilumab-experienced AD patients treated with 400mg eblasakimab weekly achieved EASI-90 (at least a 90% reduction in their EASI score) and 66.7% achieved a vIGA score of 0 or 1 (clear or almost clear skin) after 16 weeks, versus 14.3% of patients on placebo.

During the KOL event today, Company management will present new data on investigator-assessed and patient-reported secondary endpoints and data from the subgroup of patients with prior inadequate response to dupilumab. Discontinuation rates were lower for patients treated with eblasakimab (13%, 2/15) compared to those on placebo (43%, 3/7). Time courses for secondary endpoints demonstrated rapid onset of effect for patients treated with eblasakimab, with over half of patients achieving EASI-75 by Week 6 (8/15) and 73% (11/15) achieving EASI-75 by Week 16. These investigator assessments are further supported by patient-reported pruritus scores, which show a rapid reduction in itch, with clear separation observed as early as Week 2. Waterfall plots of individual patient responses show clear and consistent improvements in almost all patients treated with eblasakimab versus placebo. Patients with prior inadequate response to dupilumab showed mean percent change in EASI at Week 16 of 91% reduction (n=6).

“Today’s discussions come at an important time as physicians see an emerging dupilumab-experienced AD patient population who are seeking alternative safe and long-term treatments to the existing therapies available today. The interim results from the TREK-DX study are impressive and I look forward to the topline readout from the full dataset of this unique study later this year,” said Peter Lio, MD, Northwestern University.

Virtual KOL event today

Today, ASLAN is hosting a virtual KOL event that will feature a discussion with Lisa Beck, MD from University of Rochester, Peter Lio, MD from Northwestern University, and Raj Chovatiya, MD, PhD from Rosalind Franklin University Chicago Medical School, moderated by Seth Orlow, MD, PhD from New York University, on patients with moderate-to-severe AD that had previously been treated with dupilumab. Panelists will discuss this growing new market, the treatment options available to AD patients with an inadequate response to dupilumab and the interim results of the TREK-DX study in this patient population. The event will begin at 8:00 am ET and participants may register here.

A replay of the KOL Event will be made available here and can also be found on ASLAN’s website within the Investor Relations ,“Recent Events” section.

About the TREK-DX study

TREK-DX (TRials in EblasaKimab in Dupilumab eXperienced AD patients) is the first randomized, double-blind, placebo-controlled trial to be conducted in AD patients who have been previously treated with dupilumab. The trial is expected to enroll 75 patients across sites in North America and Europe to evaluate the efficacy and safety of eblasakimab in patients with moderate-to-severe AD previously treated with dupilumab. The trial is enrolling patients who have discontinued dupilumab treatment for any reason, including inadequate control of AD, loss of access or an adverse event, after at least 16 weeks of dupilumab treatment. The trial consists of a 16-week treatment period and an 8-week safety follow-up period. Patients in the active arm receive a loading dose of 600mg of eblasakimab at weeks 0 and 1, followed by 400mg eblasakimab dosed every week. Patients in the placebo arm are dosed at weeks 0 and 1 and every week thereafter. The primary efficacy endpoint is percentage change in EASI score from baseline to week 16. Key secondary efficacy endpoints include the proportion of patients achieving validated Investigator Global Assessment (vIGA) score of 0 (clear) or 1 (almost clear), proportion of patients with a 75% or greater reduction in EASI (EASI-75), proportion of patients achieving EASI-50 and EASI-90, and changes in peak pruritus.

About eblasakimab

Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor subunit of the Type 2 receptor, a key pathway driving several allergic inflammatory diseases. Eblasakimab’s unique mechanism of action enables specific blockade of the Type 2 receptor and has the potential to improve upon current biologics used to treat allergic disease. By blocking the Type 2 receptor, eblasakimab prevents signaling through both interleukin 4 (IL-4) and interleukin 13 (IL-13) – the key drivers of inflammation in AD and Type 2-driven COPD. ASLAN announced positive results from the Phase 2b TREK-AD study of eblasakimab in moderate-to-severe AD patients in July 2023, and is currently investigating eblasakimab in dupilumab-experienced, moderate-to-severe AD patients in the Phase 2 trial, TREK-DX.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is currently investigating eblasakimab in dupilumab-experienced, moderate-to-severe AD patients in the TREK-DX Phase 2 trial, with topline data expected at the end of 2024. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial with an interim readout expected in Q3 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the ASLAN website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; statements related to the safety and efficacy of eblasakimab, including interim results; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrollment and clinical trial results for eblasakimab; and the potential of eblasakimab as a first-in-class treatment for atopic dermatitis. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; the Company’s ability to obtain and maintain intellectual property protection for product candidates; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com